Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the meeting of the Board of Directors held on July 22, 2009

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (07/2009)

Date, Time and Location:
July 22nd, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, dully signed, having attended the meeting in person or via telephone.

Discussed and approved matters:

1.
The Members of the Board authorize the Company to act as intervening party and guarantor, as a joint and several debtor and main payer of all obligations under the Agreement, until its final settlement, with express waiver of the benefits under articles 366, 827 and 838 of the Brazilian Civil Code, of its wholly-owned subsidiary Companhia Brasileira de Petróleo Ipiranga, to enter into a financing agreement with the Brazilian National Social and Economic Development Bank - BNDES, in the amount of R$ 200,000,000.00 (two hundred million Reais). Such transaction was already approved by the BNDES in accordance with the terms of Decision nr Dir 496/2009 – BNDES as of June 23rd 2009, with interest rate of 4.82% (four point eighty-two percent) per year above the Long-Term Interest Rate - TJLP, released by the Brazilian Central Bank, with a three-year term, being a one-year grace period for the payment of interest and principal, and 24 (twenty-four) months for the monthly amortization.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on July 22nd, 2009)

2.	Due to the above resolutions, the Board of Directors approved the Company’s Officers to execute all necessary documents related to such agreement.

Observations: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho - Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Renato Ochman; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Luiz Carlos Teixeira – Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 24, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Minutes)